[redacted]

13012153

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

SECl ISSION
Wasnington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMCOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE, SUITE 8A
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAOLO G CUGNASCA 212-983-1910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCK, STURMER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 WEST 37TH STREET	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAOLO G CUGNASCA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMCOR SECURITIES, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE of New York
County of New York
Sworn to before me this 21st day of February 2013

Signature

PRESIDENT
Title

ANNE M. LEGIO
Notary Public - State of New York
No. 01LE6127350
Qualified in Westchester County
My Commission Expires May 23, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emcor Securities Inc.

REPORT PURSUANT TO RULE 17A-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION
AND REGULATION 1.10 UNDER
THE COMMODITY EXCHANGE ACT (CEAct)

December 31, 2012

Emcor Securities Inc.
Table of Contents
For the Year Ended December 31, 2012

Financial Statements

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
5 WEST 37TH STREET, NEW YORK, NEW YORK 10018
(212) 697-7333
FAX (212) 986-1201
CPA@BUCKSTURMER.COM

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
CPA.RYE@BUCKSTURMER.COM

Independent Auditor's Report

To the Board of Directors and Stockholders
Emcor Securities Inc.

We have audited the accompanying statement of financial condition of Emcor Securities Inc. (the Company), as of December 31, 2012, and the related statements of income and comprehensive income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emcor Securities Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules on pages 15 through 18 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the CEAct. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedules on pages 15 through 18 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information Schedules on pages 15 through 18 is fairly stated in all material respects in relation to the financial statements as a whole.

Buck, Sturmer + Co., P.C.

BUCK, STURMER & CO., P.C.
Certified Public Accountants

February 27, 2013
New York, NY

Emcor Securities Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$ 538,232
Accounts receivables, net of allowance for doubtful accounts of $5,000	538,447
Other receivables	64,281
Prepaid expenses and other current assets	47,869
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation $187,259	23,228
Investment in non-marketable security	25,245
Security deposits	97,830
Total Assets	**$ 1,335,132**

Liabilities and Stockholders' Equity

Liabilities	
Accrued expenses and other liabilities	$ 463,557
Deferred revenue	5,209
Deferred lease liability	269
	469,035
Commitments	
Subordinated borrowings	500,000
Accrued interest - subordinated borrowings	45,000
	545,000
Stockholders' Equity	
Common stock, $0.50 par value, authorized 50,000 shares, 7,722.5 issued and 7,607 shares outstanding	3,861
Additional paid-in capital	282,219
Retained earnings	430,785
Accumulated other comprehensive income (loss)	(389,132)
	327,733
Treasury stock, 115.5 shares, at cost	(6,636)
Total Stockholders' Equity	321,097
Total Liabilities and Stockholders' Equity	**$ 1,335,132**

Emcor Securities Inc.
Statement of Income and Comprehensive Income
For the Year Ended December 31, 2012

Revenue	
Consulting fees	$ 2,365,041
Management fees	583,303
Referral fees	280,000
Reimbursed Expenses	213,184
Interest Income	858
Total revenue	3,442,386
Expenses	
Compensation and benefits	1,606,032
Advisory Fees	709,988
Occupancy and equipment	186,288
Professional fees	178,320
Travel and entertainment	143,621
IT, data and communications	70,933
Interest expense	45,009
Licenses and registration	19,742
Defined benefit plan	(12,174)
Other Expenses	342,956
Total expenses	3,290,715
Income before provision for income taxes	**151,671**
Provision for income taxes	5,241
Net income	**146,430**
Other comprehensive income (loss)	
Amount of net loss recognized in other comprehensive income from defined benefit plan	(99,233)
Comprehensive income	**$ 47,197**

Emcor Securities Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock		
	Shares	Amount	Capital	Earnings	Income (Loss)	Shares	Amount	Total
Balance at January 1, 2012	7,722.5	$ 3,861	$ 282,219	$ 284,355	$ (289,899)	115.5	$ (6,636)	**$ 273,900**
Comprehensive income:								
Net Income	-	-	-	146,430	-	-	-	**146,430**
Amount of loss recognized from defined benefit plan	-	-	-	-	(99,233)	-	-	**(99,233)**
Balance at December 31, 2012	7,722.5	$ 3,861	$ 282,219	$ 430,785	$ (389,132)	115.5	$ (6,636)	**$ 321,097**

Emcor Securities Inc.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2012

Balance at January 1, 2012	**$ 635,000**
Increase	45,000
Decrease	135,000
Balance at December 31, 2012	**$ 545,000**

Emcor Securities Inc.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 146,430
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation	5,882
(Increase) decrease in operating assets	
Accounts receivable	(314,561)
Other receivables	(64,281)
Prepaid expenses and other current assets	8,329
Security deposits	628
Increase (decrease) in operating liabilities	
Accrued expenses and other liabilities	136,639
Deferred revenue	1
Deferred lease liability	(2,507)
Subordinated debt interest	(90,000)
Net cash used in operating activities	(173,440)
Cash flows from investing activities:	
Purchase of equipment	(16,389)
Net cash used in investing activities	(16,389)
Net decrease in cash and cash equivalents	(189,829)
Cash and cash equivalents - beginning the year	728,061
Cash and cash equivalents - end of the year	$ 538,232
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year:	
Interest	$ 135,009
Income taxes	$ 5,241

Supplemental Disclosure of Non-Cash Operating Activities:

During 2012, the Company recorded a loss for a defined benefit plan obligation of $99,233, which increased accrued expenses and other liabilities, and decreased other comprehensive income.

1 Organization

Emcor Securities, Inc. (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services on risk management of foreign currency exposures, third-party fund management services, manager due diligence and asset allocation strategies.

2 Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts to be considered cash equivalents.

Depreciation

Fixed assets are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are depreciated over the life of the lease.

Revenue Recognition

The company recognizes revenue on its management and advisory contracts on a pro rata basis over the term of the contract.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company uses the liability method to account for income taxes, in accordance with current standard FASB ASC 740, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of deferred tax assets, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions. At December 31, 2012, substantially all of the Company's cash was on deposit at one major bank.

3 Investments

The Company has investments in foreign and domestic corporations, which are reflected at cost.

4 Income Taxes

The Company records a provision for its current income taxes as the Company is subject to Federal, New York State and City income taxes.

5 Subordinated Debt

On December 30, 2005, the Stockholders loaned the Company $500,000 which bears interest at 9% per annum and matures on December 31, 2016. The remaining principal and interest is to be paid in full at maturity.

The payment of principal and interest are subordinate to all claims of all other present and future creditors of the Company.

6 Property and Equipment

Office Equipment	$	5,736
Computer & Communication Equip.		145,049
Furniture & Fixtures		54,890
Leasehold Improvements		4,812
		210,487
Less: accumulated depreciation		(187,259)
	$	23,228

7 Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC regulation 1.17 of the Commodity Exchange Act, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had a net capital of $163,725, which was $118,725 in excess of its required net capital of $45,000 and its ratio of aggregate indebtedness to net capital was 2.86 to 1.0.

8 Commitments

In December 2007, the Company entered into a five-year lease for office space in a Manhattan building. Rent under the terms of the lease was $173,993 for 2012 plus the Company's proportionate share of real estate taxes and operating expenses as defined in the lease. As a condition of the lease, the Company delivered to the landlord an irrevocable standby letter of credit that is renewed annually.

Year Ended December 31,		
2013	$	177,159

9 Defined Benefit Plan

The Company has frozen the plans benefit accrual. However, the funding status of the plan's benefits, earned prior to being frozen, are adjusted annually. The primary objective for the investments of the Plan is to provide for long-term growth of capital without undue exposure to risk. This is accomplished by investing the Plan's assets in a diversified portfolio consisting of an array of asset classes within the target asset allocation ranges outlined in the table below:

Domestic Equity Securities	40 - 80%
Foreign Equity Securities	10 - 30%
Debt Securities	10 - 40%
Real Estate	0 - 15%
Hedge Funds	0 - 15%
Cash	0 - 20%

The Plan owns 5,656.5 shares (approximately 74%) of the Company's outstanding stock.

The goal of the investment manager is to meet or exceed the actuarial return assumptions of 6% p.a. over time while managing the portfolio's liquidity to match the expected pay-out schedule for retiring employees. No attempt is being made at "market-timing" or to sell securities short as a hedge. Call options can be sold as long as there is a long position of the same stock in the portfolio ("covered calls"). The investment manager will attempt to mitigate portfolio volatility by broadly diversifying the investments among various sectors of an asset category.

The following tables provide further information about the plan as of December 31, 2012:

		2012
Funded Status		
Fair value of plan assets	$	1,684,502
Benefit obligation		(1,830,107)
Funded status: underfunded	$	(145,605)
Employer contributions	$	-
Participant contributions	$	-
Benefits paid	$	-

9 Defined Benefit Plan - Continued

		2012
Amounts recognized in the statement of financial position consist of:		
Noncurrent assets	$	-
Current liabilities		145,605
Noncurrent liabilities		-
	$	145,605

Amounts recognized in accumulated other comprehensive income consist of:		
Net gain (loss)	$	(389,132)
Prior service credit (cost)		-
	$	(389,132)

The accumulated benefit obligation was $1,693,651 at December 31, 2012.

Net periodic benefit (cost)/income and other amounts recognized in other comprehensive income		
Net periodic benefit after curtailments	$	12,174
Total amount of net loss recognized in other comprehensive income	$	(99,233)

Assumptions:

The assumptions used in the measurement of the company's benefit obligation at December 31, 2012:

Discount rate	3.75%
Rate of compensation increase	5.00%
Long-term rate of return	6.00%

10 Defined Contribution Plan

In 2007 the Company established a 401(k) profit sharing plan for the benefit of its eligible employees. Participants may elect to contribute, on a tax deferred basis, a portion of their compensation. The Company's contribution to the plan for the year ended December 31, 2012 is $57,369.

11 Concentrations

The Company had revenue from 5 major customers that represented approximately 66% of total revenues for the year ended December 31, 2012.

12 Accounting for Uncertain Tax Positions

The Company files income tax returns in the U.S. federal and state/local jurisdictions which are generally subject to examination by taxing authorities for a period of three years from the date they are filed. The Company is no longer subject to examinations for years before 2009.

There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

13 Subsequent Events

The Company has evaluated subsequent events through February 27, 2013 the date which the financial statements were available to be issued.

Supplemental Schedules

Emcor Securities Inc.
Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1
December 31, 2012

Total stockholders' equity		$ 321,097
Subordinated liabilities:		545,000
Total stockholders' equity and allowable subordinated liabilities		866,097
Non-allowable assets:		
Non-allowable cash	$ 125	
Accounts receivables, net	443,794	
Other receivables	64,281	
Fixed assets, net	23,228	
Investment in non-marketable security	25,245	
Prepaid expenses and other current assets	47,869	
Security deposits	97,830	
Total non-allowable assets:		702,372
Net capital before haircuts		163,725
Haircuts on securities and money market accounts		-
Undue concentration		-
Net capital		$ 163,725
Computation of basic net capital requirements		
Minimum net capital required (the greater of $45,000 or 6 2/3% of aggregate indebtedness)		$ 45,000
Excess net capital		$ 118,725
Excess net capital at 1,000%		$ 116,821
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition:		$ 469,035
Ratio: Aggregate indebtedness to net capital		2.86 to 1

Emcor Securities Inc.
Schedule of Reconciliation of Net Capital per FOCUS Report with Audit Report
December 31, 2012

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	163,725
Adjustments		-
Net capital, per audit report	$	163,725

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
5 WEST 37TH STREET, NEW YORK, NEW YORK 10018
(212) 697-7333
FAX (212) 986-1201
CPA@BUCKSTURMER.COM

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
CPA.RYE@BUCKSTURMER.COM

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 and, CFTC Regulation 1.16

To the Board of Directors
Emcor Securities Inc.

In planning and performing our audit of the financial statements of Emcor Securities Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c13-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included appropriate tests of the accounting system and internal accounting controls that we considered relevant to the objectives stated in Regulation 1.16, including the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer + Co., P.C.

Buck, Sturmer & Co., P.C.
New York, New York

February 27, 2013

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

Emcor Securities, Inc.

Independent Accountants' Report on Applying Agreed-Upon Procedures to the SIPC Assessment Reconciliation Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission

December 31, 2012

Buck, Sturmer & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

Emcor Securities, Inc.

Independent Accountants' Report on
Applying Agreed-Upon Procedures to the
SIPC Assessment Reconciliation Required by
Rule 17a-5(e)(4) of the Securities and Exchange Commission

December 31, 2012

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
5 WEST 37TH STREET, NEW YORK, NEW YORK 10018
(212) 697-7333
FAX (212) 986-1201
CPA@BUCKSTURMER.COM

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
CPA.RYE@BUCKSTURMER.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission

To the Board of Directors
Emcor Securities, Inc.
400 Madison Avenue, Suite 8A
New York, NY 10017

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Emcor Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and U.S. Commodity Futures Trading Commission, solely to assist you and the other specified parties in evaluating Emcor Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Emcor Securities, Inc.'s management is responsible for Emcor Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including actual checks issued, bank records and cash disbursements journals noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including contracts and general ledger noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer & Co., P.C.

Buck, Sturmer & Co., P.C.

February 27, 2013

Emcor Securities, Inc.
Schedule of SIPC Assessments and Payments
For the Year Ended December 31, 2012

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,442,387
Deductions:	
Reimbursed out of pocket expenses	213,184
Interest expense (not in excess of interest income)	858
SIPC Net Operating Revenues	$ 3,228,345
General Assessment @ .0025	$ 8,071
Less: Payments	
July 26, 2012	4,991
Assessment balance due	$ 3,080